KCG Holdings, Inc. 545 Washington Boulevard Jersey City, New Jersey 07310 1 201 222 9400 tel 1 800 544 7508 toll free www.kcg.com

December 9, 2016

Mr. Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	KCG Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-054991
VIA EDGAR

Dear Mr. Vaughn,

On behalf of KCG Holdings, Inc. (collectively with its subsidiaries, “the “Company”), I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated November 28, 2016 relating to the above mentioned filing.

For your convenience, we have reproduced below the full text of the Staff’s comment together with our response.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 12. Goodwill and Intangible Assets, page 94

1. We note that your goodwill impairment assessment in the fourth quarter of 2015 resulted in a conclusion that that there was an impairment relating to the Global Execution Services segment’s goodwill. We also note that remaining goodwill is attributed to the Market Making segment, which was not impaired. Given the various challenges that you currently face as disclosed in your filings and discussed on earnings calls, including a difficult market environment, increasing competition, inconsistent performance, market capitalization fluctuations that fall below shareholder’s equity, and distorted trading patterns that have sometimes reduced the effectiveness of your trading models, please tell us and revise future filings to disclose the percentage or amount by which the estimated fair value of the Market Making reporting unit exceeds its estimated net book value as of the date of the most recent goodwill test. Please ensure that your disclosures also include a description of potential events and/or changes in circumstances that would negatively affect your fair value assessment and/or key assumptions.

Response:

Pursuant to Accounting Standards Codification 350, the Company assesses its goodwill for impairment on an annual basis, and more frequently if events or changes in circumstances indicate it is necessary. The Company performs its annual assessment as of October 31.

The Company’s assessment as of October 31, 2015, indicated an estimated fair value of approximately $1.10 billion for the Market Making reporting unit, compared to a book value of approximately $885 million; an excess of estimated fair value over book value of approximately 24 percent. Based upon this analysis, management concluded that the Market Making reporting unit’s fair value was substantially in excess of its carrying value as of October 31, 2015. The Company’s Market Making reporting unit is the same as the Market Making segment as this is the level for which discrete financial information is reported to and reviewed by management.

Specific events and changes that could adversely affect the Company’s fair value assessment of its Market Making reporting unit include the following factors, which drive the Company’s revenue and expense assumptions that are significant inputs into its fair value calculations of its reporting units:

(i)	the inability to manage trading strategy performance and grow revenues and earnings;

(ii)	changes in market structure, legislative, regulatory or financial reporting rules, including the increased focus by Congress, federal and state regulators, the self-regulatory organizations and the media on market structure issues, and in particular, the scrutiny of high frequency trading, alternative trading systems, market fragmentation, colocation, access to market data feeds, and remuneration arrangements such as payment for order flow and exchange fee structures;

(iii)	future changes to the Company’s organizational structure and management;

(iv)	the Company’s ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by the Company’s customers and potential customers;

(v)	the Company’s ability to keep up with technological changes;

(vi)	the Company’s ability to effectively identify and manage market risk, operational and technology risk, cybersecurity risk, legal risk, liquidity risk, reputational risk, counterparty and credit risk, international risk, regulatory risk, and compliance risk;

(vii)	the effects of increased competition and the Company’s ability to maintain and expand market share;

(viii)	changes in discount rates used by the Company in its fair value models.

In the Company’s future filings we will disclose the percentage or amount by which the estimated fair value of the Company’s Market Making reporting unit exceeds its net book value as of the date of the most recent goodwill test. We will add language similar to the underlined below to the Company’ s Goodwill and Intangible Assets footnote to its consolidated financial statements (proposed additional language underlined).

In the fourth quarter of 2015, the Company assessed the impairment of goodwill and intangible assets as part of its annual assessment and concluded that there was an impairment relating to the goodwill within the Global Execution Services segment. The Company recorded a $0.9 million charge within Writedown of assets and other real estate related charges in the Consolidated Statements of Operations for the year ended December 31, 2015. The Company’s annual assessment indicated that the fair value of its Market Making reporting unit was approximately 24% higher than its book value as of the fourth quarter of 2015. As such, the Company concluded that the goodwill recorded within Market Making was not impaired.

In the Critical Accounting Policies section of the Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of our future filings we will also discuss the potential events and/or changes in circumstances that could negatively affect the Company’s estimated fair value assessment and/or key assumptions.

Please contact me at if you have any questions or if would like to discuss further. I can be reached at (646) 682-6754 or sparratt@kcg.com.

Sincerely,

/s/ Steffen Parratt

Steffen Parratt

Chief Financial Officer

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